SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

FOX & HOUND RESTAURANT GROUP

(Name of Subject Company)

FOX & HOUND RESTAURANT GROUP

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

351321304

(CUSIP Number of Class of Securities)

James K. Zielke

Chief Financial Officer, Secretary and Treasurer

1551 North Waterfront Parkway

Suite 310

Wichita, Kansas 67206

(316) 634-0505

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

King & Spalding LLP 191 Peachtree Street Atlanta, Georgia 30303 Attention: John D. Capers, Jr., Esq. (404) 572-4600	Foulston Siefkin LLP 1551 N. Waterfront Parkway, Suite 100 Wichita, Kansas 67206 Attention: William R. Wood II, Esq. (316) 267-6371

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and restate in its entirety the information contained in the “Reasons for the Recommendation of the Company Board” section of Item 4 in the Solicitation/Recommendation Statement on the Schedule 14D-9 filed on January 20, 2006, relating to the tender offer made by NPSP Acquisition Corp., a wholly owned subsidiary of F&H Acquisition Corp., which is jointly owned by Newcastle Partners, L.P. and Steel Partners II, L.P.

Item 4. The Solicitation or Recommendation.

Reasons for the Recommendation of the Company Board. In reaching its recommendation described in the first paragraph of this Item 4 regarding the transaction, the Company Board considered a number of factors, including the following.

1.	Purchase Price per Share. The Company Board considered LLCP’s competing offer of $16.00 per share of Company Common Stock and determined that $16.00 per share was more favorable than the $15.75 per share price offered by F&H.

2.	Acquisition Proposals Received. The Company Board considered that the best acquisition proposal received by the Company, specifically with respect to (i) the purchase price to be paid per share of Company Common Stock and (ii) the conditions required to be satisfied or waived in order to consummate the transaction, was the LLCP offer, not the Offer.

The foregoing includes the material factors considered by the Company Board. In view of its considerations, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Company Board may have given different weights to the various factors considered.

After considering the factors discussed above, the Company Board determined that the following constituted reasons to reject the Offer: (i) the purchase price per share offered by F&H was less than the purchase price per share offered by LLCP; (ii) the financial advisors of the Company opined that the LLCP Offer was fair, from a financial point of view, to the stockholders of the Company; (iii) the Offer was subject to conditions to closing not present in the LLCP offer that created a greater closing risk when compared to the LLCP offer; (iv) the Offer was subject to conditions to closing not present in the LLCP offer that created a greater risk of a closing delay when compared to the LLCP offer; and (v) the Offer did not constitute, considering all material terms and conditions, a superior offer to the LLCP offer. Based upon these reasons, the Company Board unanimously recommended that the Company’s stockholders reject the Offer and not tender their shares of Company Common Stock pursuant to the Offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FOX & HOUND RESTAURANT GROUP

By	/S/ JAMES K. ZIELKE
James K. Zielke Chief Financial Officer, Secretary and Treasurer

Dated: January 26, 2006

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